UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 7, 2017

001-38252 (Commission File Number)

Spark Networks SE

(Translation of registrant’s name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of Acquisition or Disposition of Assets

On November 2, 2017 (the “Closing Date”), Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany, (“New Spark”) completed the previously disclosed proposed merger with Spark Networks, Inc., a Delaware corporation (“Old Spark”) and Affinitas GmbH, a German limited company (“Affinitas”), pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated May 2, 2017, entered into by New Spark, Affinitas, Old Spark and Chardonnay Merger Sub, Inc.

As a result of the completion of the transactions contemplated by the Merger Agreement (collectively, the “Business Combination”), both Old Spark and Affinitas are wholly-owned subsidiaries of New Spark. Upon completion of the Business Combination, New Spark will have approximately 1.3 million New Spark Ordinary Shares outstanding, with former Affinitas stockholders representing approximately 75%, and former Old Spark stockholders representing approximately 25%, respectively, of New Spark’s share capital. At the Effective Time, each outstanding share of Old Spark common stock was converted into the right to receive an amount of American depositary shares of New Spark (“New Spark ADSs”) equal to 0.1 (the “Adjustment Ratio”), subject to rounding for fractional shares. Each New Spark ADS will represent the right to receive one-tenth of a New Spark Ordinary Share. New Spark will issue an aggregate of 347,005 ordinary shares of New Spark (“New Spark Ordinary Shares”) (to be represented by 3,470,050 New Spark ADSs) to former holders of Old Spark common stock (which includes 236,670 New Spark ADSs to be held in a trust subject to exercise of New Spark stock options that replaced Old Spark stock options).

Also in connection with the Business Combination, Affinitas stockholders acquired all of the 120,000 outstanding ordinary shares of New Spark Ordinary Shares previously owned by Affinitas (the “Affinitas Share Transfer”). Following the Affinitas Share Transfer, New Spark acquired all of the Affinitas ordinary shares from the Affinitas stockholders in exchange for (i) New Spark Ordinary Shares and (ii) a claim for a payment by New Spark to the respective stockholders of Affinitas of €5,730,000 in the aggregate (the “Affinitas Share Exchange”). The former Affinitas stockholders will be issued 849,861 New Spark Ordinary Shares in the Affinitas Share Exchange and, collectively with the New Spark Ordinary Shares acquired in the Affinitas Share Transfer, will hold 969,861 New Spark Ordinary Shares in the aggregate. Former Affinitas stockholders may exchange their New Spark Ordinary Shares for New Spark ADSs, subject to certain conditions.

New Spark ADSs have been approved for listing on the NYSE American, LLC (“NYSE American”), trading under the symbol “LOV.” New Spark ADSs began trading on a when-issued basis under the ticker symbol “LOV WI” on November 3, 2017. They will continue trading on a when-issued basis until they are eligible for normal trade settlement, which is currently anticipated to occur on or about November 16, 2017.

The foregoing description of the Merger Agreement and the Business Combination is only a summary and is qualified in its entirety by reference to the full text of the applicable agreements, which are included as Appendices to New Spark’s registration statement on Form F-4 (File No. 333-220000), originally filed with the United States Securities and Exchange Commission on August 16, 2017 (as amended, the “Registration Statement”), and declared effective on October 19, 2017.

In connection with the closing of the merger, on November 2, 2017, New Spark and Old Spark issued the press release filed herewith as Exhibit 99.1, which is incorporated herein by reference.

Election of Administrative Board Members; Appointment of Certain Officers

Upon the consummation of the Business Combination, effective as of November 3, 2017, the following members were appointed to the administrative board of New Spark (the “Administrative Board”):

David Khalil

David Khalil, 35, is an entrepreneur and business angel. Prior to that, he acted as interim CFO at flaschenpost GmbH from August 2016 to November 2016. Mr. Khalil served as managing director at Affinitas from 2008 until February 2016. Previous to his time at Affinitas, Mr. Khalil worked as an investment manager at European Founders Fund from 2007 to 2008 and as a business consultant at Boston Consulting Group from 2006 to 2007. He has also made numerous angel investments. In 2006, Mr. Khalil received a Master’s degree in business administration from WHU-Otto Beisheim School of Business, where he focused in corporate finance, controlling and entrepreneurship. Mr. Khalil serves as chairman of the Administrative Board.

Jeronimo Folgueira

Jeronimo Folgueira, 35, had previously served as Chief Executive Officer of Affinitas since October 1, 2015. Before joining Affinitas, Mr. Folgueira held several senior management positions at a number of other companies, including as Managing Director, International at Betfair plc (now Paddy Power Betfair plc) from 2014 to 2015, Managing Director at Bigpoint S.a.r.l. from 2011 to 2014 and Senior Strategy Executive at RTL Group from 2008 to 2011. Mr. Folgueira started his career as an investment banking analyst for Lehman Brothers (2003 – 2005) and also worked at Citigroup (2005 – 2006). Mr. Folgueira holds an MBA from Columbia Business School and has a Bachelor’s degree in Economics from University of Navarra, Spain.

Colleen Birdnow Brown

Colleen Birdnow Brown, 59, has been Chairman and CEO of Marca Global LLC, which she founded, since July 2015. Ms. Brown served as President and CEO at Fisher Communications from 2005 to 2013, and as Senior Vice-President of A.H. Belo from 2000 to 2004. Prior to 2000, she held a number of positions in the media and broadcasting industries, including President of Broadcast at Lee Enterprises from 1998 to 2000, President at 12 News (KPNX-TV, NBC) from 1995 to 1998, various positions at TEGNA (formerly Gannett) from 1980 to 1998, President of WFMY News 2 from 1991 to 1995, and station manager and CFO at KUSA-TV from 1980 to 1991. She has also served on numerous boards, including TrueBlue Inc. from 2014 to present, Port Blakely from 2010 to present, DataSphere Technologies Inc. from 2008 to June 2017, as Chairman of the Board of American Apparel from August 2014 until March 2016, CareerBuilder from 2001 to 2004, and Classified Ventures from 2001 to 2004. She holds an MBA from the University of Colorado Boulder (1981) and a BS in Business Administration from the University of Dubuque (1979).

Bradley J. Goldberg

Bradley J. Goldberg, 47, previously served on the Old Spark Board, starting in August 10, 2016. Mr. Goldberg has served as the President of PEAK6 Investments, L.P. since 2012. Mr. Goldberg focuses on business strategy, business operations, and people development across PEAK6 and its operating companies. From 2009 until 2011, Mr. Goldberg was the CEO of PEAK6 Online, where he led a portfolio of early stage financial technology businesses, including OptionsHouse, which was subsequently sold to General Atlantic and then to E*TRADE. Prior to PEAK6, Mr. Goldberg served in multiple leadership positions at Microsoft across the Online, Enterprise, and Developer businesses. Mr. Goldberg was the General Manager for the Search Business Unit, where he was accountable for global product management, marketing, and revenue for Bing. Mr. Goldberg graduated with a Bachelor’s degree in Economics from Amherst College and completed post graduate work in Japan, at the Inter-University Center for Japanese Language Studies. Mr. Goldberg earned an MBA from Harvard Business School, where he was awarded second year honors.

Axel Hefer

Axel Hefer, 40, has been a managing director and CFO at trivago since 2016 (NASDAQ: TRVG). Prior to joining trivago, Mr. Hefer was managing director, CFO and COO of Home24 AG, an online home furniture and decor company, from 2014 to 2016, and managing director of One Equity Partners, the Private Equity Division of J.P. Morgan Chase from 2011 to 2014. Mr. Hefer holds a Master’s degree in management from Leipzig Graduate School of Management (HHL) in 2000 and an M.B.A. from INSEAD in 2003.

Clare Johnston

Clare Johnston, 36, has been CEO of The Up Group, which she founded, since 2007, and has been a member of The Up Group’s board since 2007. The Up Group is one of the leading global executive search and networking firms focusing on the digital industry. Prior to founding The Up Group, Ms. Johnston was a Management Consultant for Detica, an international technology consultancy, from 2002 to 2004, as well as co-Managing Director of Bright Young Things, an executive search firm from 2004 to 2007. Ms. Johnston has been an Investor/Network Partner at two VC funds, LocalGlobe and Keen Venture Partners, since 2016 and 2016, respectively. She graduated with a First Class Honours degree in Management Sciences from The University of Warwick (2001).

Joshua Keller

Joshua Keller, 41, is a managing partner and member of Global Agora, a venture capital fund with locations in New York City, Miami, Austin and Los Angeles. During his tenure at Global Agora, Mr. Keller founded Union Square Media Group, a leading ad-tech company founded in the heart of New York City. From 2001 to 2009, Mr. Keller focused on business development at various internet marketing and digital advertising agencies. Prior to his time at Union Square Media Group, Mr. Keller co-founded Headlines & Heroes, LLC, and has worked there in various capacities. Mr. Keller currently serves as director of Global Agora, LLC since June 2015 and of SUP ATX since June 2010. He holds a Bachelor degree in Music Industry Studies from Ithaca College (1998) in New York.

Upon the consummation of the transactions contemplated by the Merger Agreement, effective as of November 3, 2017, the following individuals were appointed as officers of New Spark:

Jeronimo Folgueira was appointed Chief Executive Officer of New Spark. Mr. Folgueira’s biography appears above.

Michael Schrezenmaier

Michael Schrezenmaier was appointed Chief Operating Officer of New Spark. Mr. Schrezenmaier, 35, has been Chief Operating Officer of Affinitas GmbH since September 2012. Before joining Affinitas, Mr. Schrezenmaier worked at Kuehne + Nagel, an international logistics company, from 2008 to 2012. Mr. Schrezenmaier started his career as an analyst at European Founders Fund, Germany, where he worked in 2008. Mr. Schrezenmaier holds a Master’s degree in business administration with an emphasis on Finance and Accounting from WHU-Otto-Beisheim School of Management, Germany.

Robert O’Hare

Robert O’Hare was appointed as Chief Financial Officer of New Spark. Mr. O’Hare, 36, had previously served as Chief Financial Officer of Old Spark since March 2015. He joined Old Spark in 2015 from Square, Inc., where he served as Corporate Finance & Investor Relations Lead since 2013. Prior to Square, he was Director of Financial Planning & Analysis at Pandora Media, Inc. from 2010 to 2013. Prior to Pandora, he held financial roles at Spitfire Capital (2009 – 2010), Spectrum Equity Investors (2006 – 2009) and Thomas Weisel Partners (2004 – 2006). Mr. O’Hare received his B.S. from Georgetown University and is a CFA charter holder.

Herbert Sablotny

Herbert Sablotny was appointed Chief Strategy Officer of New Spark. Mr. Sablotny, 34, has been Chief Finance Officer of Affinitas GmbH since July 2016. Before joining Affinitas, Mr. Sablotny worked from 2014 to 2016 at McKinsey & Company, a leading strategy consulting firm. He started his career as a Financial Analyst with Goldman Sachs, where he worked from 2009 to 2011, where he advised clients on investments across all asset classes and was a FINRA-registered Series-7 license holder. Mr. Sablotny holds a Master’s degree from the University of Cambridge, UK, in Finance & Economics (2013) and a Bachelor degree in Finance & Accounting from Goethe University (2009) in Frankfurt, Germany.

Benjamin Hoskins

Benjamin Hoskins was appointed as Chief Technical Officer of New Spark. Mr. Hoskins, 43, had previously served as Chief Technology Officer for Affinitas in Berlin since January 2017. Prior to joining Affinitas, Mr. Hoskins worked with OLX (registered as PT Tokabagus) in Indonesia as Chief Technology Officer and Acting Chief Procurement Officer from May 2015 until December 2016. Mr. Hoskins served as Head of Product Development Europe for eBay UK Ltd. from February 2012 until April 2015. Mr. Hoskins was previously an Agile Consultant, and later Head of Product Development, at emergn, where he worked from January 2008 until February 2012.

Rules of Procedure

The final version of the Rules of Procedure for the Administrative Board of New Spark (described in substantively final form in the Registration Statement) is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Other Events

On November 2, 2017, New Spark and Old Spark issued a press release announcing the consummation of the merger, attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Exhibits.

Exhibit No.	Document Description

3.1	Rules of Procedure for the Administrative Board of Spark Networks SE
99.1	Press Release, dated November 2, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: November 7, 2017	By:	/s/ Michael Schrezenmaier
Name: Michael Schrezenmaier
Title: Chief Operating Officer